December 13, 2011
VIA EDGAR AND OVERNIGHT COURIER
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Credit Property Trust IV, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed August 29, 2011 File No. 333-169533
Dear Mr. Dang:
     On behalf of Cole Credit Property Trust IV, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) provided via a telephone conference with counsel on September 19, 2011. References to page numbers are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-169533) (the “Registration Statement”), as filed on December 13, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
What is the experience of your sponsor and your advisor, page 2
1.	Please revise the prospectus to clarify that your advisor is not required to retain cash to pay liabilities and you may not be able to collect the full amount of any claims you may have for any breach of fiduciary or contractual duties.
Response: The Company has added disclosure to the risk factor captioned “Our rights and the rights of our stockholders to recover claims against our officers, directors and our advisor are limited, which could reduce your and our recovery against them if they cause us to incur losses” beginning on page 33 of the prospectus, in response to the Staff’s comment. The Company also has added disclosure to the beginning and the end of the section of the prospectus captioned “Management — The Advisory Agreement” beginning on page 67 of the prospectus.

Phone: 404.233.7000 • www.mmmlaw.com
1600 Atlanta Financial Center • 3343 Peachtree Road, NE • Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
December 13, 2011

Distributions and Redemptions, page 110
2.	Please disclose the portion of distributions paid by CCPT II and CCPT III that were paid from sources other than operating cash flow, particularly the portion paid from offering proceeds, such that the Prior Performance Summary conforms to the footnote disclosure provided in Table III of the Prior Performance Tables.
Response: The Company has added disclosure to the section of the prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions” beginning on page 111 to disclose the portion of the distributions paid by CCPT II and CCPT III that were paid from sources other than operating cash flow, particularly the portion paid from offering proceeds. Whereas Table III of the Prior Performance Tables shows cumulative distributions, and the sources used to pay such distributions, as of December 31, 2010, the additional disclosure in the Prior Performance Summary shows cumulative distributions, and the sources used to pay such distributions, as of September 30, 2011.
     The Company appreciates your review of this correspondence and the Amendment at your earliest convenience. Please feel free to contact the undersigned at (404) 504-7744 if you have any further questions or comments.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost, Esq.

Enclosures

cc:	D. Kirk McAllaster, Jr. Kenneth Christoffersen, Esq.